Exhibit 12

AMETEK, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Earnings:
Income from continuing operations	$796,729	$693,103	$806,380	$804,832	$724,795
Interest expense – gross	97,363	93,653	91,319	79,147	72,972
Capitalized interest	(342)	(207)	(489)	(73)	(201)
Amortization of debt financing costs	1,008	858	965	855	801
Interest portion of rental expense	16,553	15,425	14,518	14,874	13,177

Adjusted earnings	$911,311	$802,832	$912,693	$899,635	$811,544

Fixed charges:
Interest expense, net of capitalized interest	$97,021	$93,446	$90,830	$79,074	$72,771
Capitalized interest	342	207	489	73	201
Amortization of debt financing costs	1,008	858	965	855	801
Interest portion of rental expense	16,553	15,425	14,518	14,874	13,177

Fixed charges	$114,924	$109,936	$106,802	$94,876	$86,950

Ratio of adjusted earnings to fixed charges	7.9x	7.3x	8.5x	9.5x	9.3x